[DECHERT LLP LETTERHEAD]

February 23, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:     Larry Greene, Division of Investment Management

Mail Stop 0505

Re:	Morgan Stanley Institutional Fund, Inc. (the “Fund”)
(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of one new portfolio of the Fund, International Opportunity Portfolio (the “Portfolio”), filed with the Commission on December 10, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 82 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 23, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believe that the sections entitled “Portfolio Summary — Principal Risks,” “Details of the Portfolio” and “Additional Information About the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.         We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.  Please ensure that the Fund is in compliance with this Rule in respect of its fidelity bond filings for 2005 and 2006.

Response 3.          The Fund filed a copy of its fidelity bond for 2005 and 2006 on April 4, 2007.  We believe that the Fund is in full compliance with its fidelity bond filings under Rule 17g-1(g).

COMMENTS TO THE PROSPECTUS

Comment 4.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4.          This line item is not applicable to the Portfolio at this time.

Comment 5.         With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table for the Portfolio, please add the word “Net” to the sixth line of the table.

Response 5.          We respectfully acknowledge the comment, but believe that the line item as currently drafted reflects the disclosure required by Form N-1A.

Comment 6.         Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items.  Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table for the Portfolio are required or permitted by the Form.

Response 6.          We have reviewed and amended certain footnotes.  With respect to the footnote describing the fee waivers in place for the Portfolio, we have amended the language from that which was included in the Fund’s registration statement on Form N-1A filed on December 10, 2009.  We expect these fee waivers to be in place for no less than one year.  We believe that the footnotes as amended are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table or the Average Annual Total Return Table.

Comment 7.         The disclosure in the section of the Prospectus entitled “Portfolio Summary—Principal Investments Strategies” states that the Portfolio “may invest primarily in a portfolio of equity securities on an international basis.”  Please explain what is meant by the underlined phrase.

Response 7. The Portfolio invests in securities of issuers internationally, including the United States.

Comment 8.         The disclosure in the section of the Prospectus entitled “Portfolio Summary—Investment Adviser” states that a particular team manages the Portfolio.  Please confirm that every member of the team manages the Portfolio, otherwise please revise the disclosure.

Response 8.          The Portfolio is managed by some, but not necessarily all, members of a particular team.  The disclosure in this section has been revised to state, “The Portfolio is managed by members of the Growth team.”

Comment 9.         If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 9.          The Portfolio may not invest in convertible securities rated below investment grade.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.       Please confirm that the Portfolio’s concentration policy set forth under Investment Restriction #8 complies with the position of the Commission’s Staff that a concentration policy applies to investments of 25% or more.

Response 10.        Although the Portfolio’s concentration policy set forth under Investment Restriction #8 refers to investments of more than 25%, the Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss